Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, MD  21045
Fax:  (410) 797-7812

Via EDGAR

December 8, 2011

Mr. Jeffrey P. Riedler
Mr. Daniel Greenspan, Special Counsel
Ms. Laura Crotty
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:          Hemagen Diagnostics, Inc.
Registration Statement on Form S-3
Filed December 23, 2010
File No. 333-171380

Ladies and Gentlemen:

We have received and reviewed your letter dated January 7, 2011 related to the above-referenced filing of Hemagen Diagnostics, Inc. (“Hemagen” or the “Company”).  In accordance with your request, we have responded to each of the comments included in your letter.  Our responses to each of the items noted in your letter are detailed below and are keyed to the numerical order of your comments.  This letter has been filed with the Commission as correspondence through EDGAR.

General

1.
We note that you are registering the sale of 11,571,023 shares of common stock.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction may be considered a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i)- In your analysis, please address the following among any other relevant factors:

December 8, 2011

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response:

The Company believes that the sale of the securities registered on the Registration Statement by and on behalf of the selling shareholders named therein is appropriately characterized as a secondary offering that is eligible to be made on a continuous or delayed basis under Rule 415 (a)(1)(i), and does not constitute an indirect primary offering by the Company.  Rule 415 (a)(1)(i) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  The Registration Statement has been filed on behalf of the selling shareholders, none of whom is a subsidiary of the Company and the Company is not a subsidiary of any of the selling shareholders.

Applying the specific facts of the Offering and the registration of shares of Common Stock issuable or potentially issuable under the Convertible Notes to the six factors that you identify, we respectfully submit that, given the totality of the circumstances, the registration of the shares included in the Registration Statement complies with the requirements of Rule 415 (a)(1)(i).

December 8, 2011

The number of selling shareholders and the percentage of the overall offering made by each shareholder

The following is a list of the 46 selling shareholders listed in the Registration Statement, along with the number of Common Stock Shares that each selling shareholder is currently offering for sale and the percentage of the total secondary offering that each shareholder is responsible for.

Name of Shareholder	Registration Shares	Percentage of Total

William P. Hales	2,504,200	21.6420%
Alfred F. Lehmkuhl Trustee Under The Alfred F. Lehmkuhl Declaration of Trust Dated September 29, as Modified	95,000	0.8210%
Allan Zavarro	95,000	0.8210%
Allison Marie Corp.	914,269	7.9014%
Ari Soshtain	47,500	0.4105%
Arthur E. Engel Trust Dtd. 5/5/88	950,000	8.2102%
Brook Manor Holdings Corp Att.L.Shaw	419,117	3.6221%
Carol J. Hochman, Trustee for Richard Hochman Defined Benefit Plan	380,000	3.2841%
Celeste Hackel	324,394	2.8035%
Charles Goodin	47,500	0.4105%
Cheryl Pearl	47,500	0.4105%
Delaware Charter Guaranty & Trust c/f William P. Hales IRA	22,800	0.1970%
Dennis M. Galgano	285,000	2.4630%
Eric Hackel	106,877	0.9237%
Gilad Ottensoser	178,126	1.5394%
Irving Hackel	35,731	0.3088%
Irwin Gruverman	47,500	0.4105%
Jack Polak	70,371	0.6082%
Jacqueline Waterman	19,000	0.1642%
Joan L Morgen	19,000	0.1642%
John A. Erickson	15,833	0.1368%
John E. Erickson	15,833	0.1368%
Jonathan Rothschild	345,331	2.9844%
Joseph Kendelski	47,500	0.4105%
Judith A. Wiley	47,500	0.4105%
Maria Molinsky	190,000	1.6420%
Max M. Rothschild	70,371	0.6082%
Mildred Toder and Bonnie Toder, JTWROS	124,737	1.0780%
Myia Fraser	15,833	0.1368%

December 8, 2011

Name of Shareholder	Registration Shares	Percentage of Total
Ralph Mandarino	356,446	3.0805%
Ran Furman	47,500	0.4105%
Richard H. Hein Trust Dtd. 6/12/95	95,000	0.8210%
Richard H. Hochman	95,000	0.8210%
Richard H. Hockman- Traditional IRA	190,000	1.6420%
Robert B. Hasoloecher	47,500	0.4105%
Robert Chamow	47,500	0.4105%
Stacy Halpern	70,371	0.6082%
Stanley L. Glaser	47,500	0.4105%
Stifel Nicolaus & Co. F/B/O Paul & Mary Jo Drueke	47,500	0.4105%
Stifel Nicolaus & Co. F/B/O Peter Wierenga	95,000	0.8210%
Taegen Corp.	1,239,880	10.7154%
Tenth Level Corp.	475,000	4.1051%
The Aysseh Family LLC	475,000	4.1051%
Thomas E. Hales	475,000	4.1051%
Wayne Saker	285,000	2.4630%
Total	11,571,020	100%

The relationship of each selling shareholder with the Company, including an analysis of whether the selling shareholder is an affiliate of the Company

Affiliates as defined in Rule 405 of Regulation C of the Securities Act of 1933 (the “Act”) is “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.”  Control as defined in the Act “means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”  Based on this definition, William P. Hales is an affiliate of Hemagen Diagnostics, Inc.  Mr. Hales serves as CEO of the Company, and therefore is positioned to direct or cause the direction of the management and policies of Hemagen.

In addition, the amount of stock that Mr. Hales owns would make him an affiliate of the Company.  In Section 16 of the Act and Rule 144 under the Act, the Commission has treated the absence of ownership of at least 10% of a company as suggesting the absence of control.  Mr. Hales currently owns approximately 17% of the outstanding stock.  This number puts Mr. Hales above the 10% threshold relevant to the Act, and makes him an affiliate of the Company.

The Company did not have any relationship with any of the selling shareholders other than Mr. William P. Hales prior to the Offering.  None of the other sellers are affiliates of the Company.

December 8, 2011

Relationships among the selling shareholders

Delaware Charter Guaranty & Trust c/f William P. Hales IRA is a holder for Mr. Hales’ IRA.  Thomas E. Hales is Mr. Hales’ father and owner of Brook Manor.  Max M. Rothschild is the father of Jonathan Rothschild.  Richard Hochman is married to Carol J. Hochman, Trustee for Richard Hochman Defined Benefit Plan, and having interests in the Richard H. Hockman – Traditional IRA.  Eric Hackel is married to Celeste Hackel; Irving Hackel is Eric’s father.  John A. Erikson is the father of John E. Erikson.  Myia Frazier is Mr. Erikson’s daughter.  Allison Marie, Tenth Level, and Taegen Corp are owned by certain of Mr. Hales’ brothers and sisters each of whom maintains voting and dispositive power apart from Mr. Hales.

Other than these relationships, the Company is not aware of any other relationships among the selling shareholders.

The dollar value of the shares registered in relation to the proceeds that the Company received from each selling shareholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or its affiliates in fees or other payments

The Company will not receive any proceeds from the sale of any of these securities by the selling securityholders.

The discount at which the selling shareholders will purchase the common stock underlying the convertible notes upon conversion or exercise

The selling shareholders will receive no discount for purchasing the common stock underlying the convertible notes.

Whether or not the selling shareholders are in the business of buying and selling securities

To the Company’s knowledge none of the selling shareholders are in the business of buying and selling securities.

2.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale and issuance of the convertible notes).

Response:

$4,049,859.

December 8, 2011

3.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response:

The Company knows of no such payments and will not receive such proceeds.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

-	if the conversion price per share is set at a fixed price, use this price; and

-
if the conversion price per share is not set at a fixed price and instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and

December 8, 2011

-	determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes;

•
the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are terms of the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

All of this information, to the extent it is available, is provided in the prospectus.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

December 8, 2011

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

The Company is not aware of any such information.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3 above;

December 8, 2011

•	the resulting net proceeds to the issuer;

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 4 and 5 above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments and the total possible discount to the market price of the shares underlying the convertible notes, as disclosed in response to comment 4 above, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:

The Company is not aware of any such proceeds, payments or profits.

7.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and

December 8, 2011

•
outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

The transactions contemplated by this question are limited to transactions previously reported to the Commission.  The Registrant respectfully requests the opportunity to discuss with the staff.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

December 8, 2011

Response:

The transactions contemplated by this question are limited to transactions previously reported to the Commission.  The Registrant respectfully requests the opportunity to discuss with the staff.

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities;

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

Response:

The Company has the intention and a reasonable basis to believe that it will not have the financial ability to make all payments on the overlying securities.

The Company is not aware of any existing short position of a selling shareholder.

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible securities; and

December 8, 2011

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

The Company confirms that such descriptions are so presented.

11.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the ‘Selling Shareholders’ section of the prospectus.

Response:

Please refer to pages 1, 10, 11 and 12 of the Prospectus.

12.
With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response:

Please see response to question number 1.

December 8, 2011

We trust that the foregoing sufficiently addresses your comments.  Hemagen appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (443) 367-5500.

Sincerely, HEMAGEN DIAGNOSTICS, INC.

By:	/s/ Catherine M. Davidson
Catherine M. Davidson
Controller, Principal Financial and Accounting Officer

cc:  F. Mark Reuter, Esq.